# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SAN JUAN BASIN ROYALTY TRUST, CIK 0000319655
CUSIP: 798241105
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE, STE 1720, DALLAS, Texas (TX), 75219-4518
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001056823-25-000012
Filed by CIK 0001056823

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,231,144; shared voting power 0; sole dispositive power 6,231,144; shared dispositive power 0; aggregate amount beneficially owned 6,231,144 (13.4% of the class)
  Comment: Horizon Kinetics Asset Management LLC is a wholly owned subsidiary of Horizon Kinetics Holding Corporation.

## Item 1. Issuer
Name of issuer: SAN JUAN BASIN ROYALTY TRUST
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE, STE 1720, DALLAS, TEXAS, 75219-4518.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Horizon Kinetics Asset Management LLC, a wholly owned subsidiary of Horizon Kinetics Holding Corporation.
Address of principal business office or, if none, residence:
470 Park Avenue South, 4th FL S
New York, NY 10016
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,231,144
Percent of class: 13.4%
Sole power to vote or to direct the vote: 6,231,144
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,231,144
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, General Counsel (01/28/2026)